UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2005

Commission File Number:  001-09274
                         ---------


                          CARMEL CONTAINER SYSTEMS LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      2 CHALAMISH STREET, CAESAREA INDUSTRIAL PARK, CAESAREA, ISRAEL 38900
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|          Form 40-F |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:



          Exhibit          Description
          -------          -----------

           99              Press Release

                                                                      Exhibit 99

                          CARMEL CONTAINER SYSTEMS LTD.
                                 REPORTS RESULTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004


Tel-Aviv, February 24, 2005 - Carmel Container Systems Ltd. ("Carmel" or the "Company"), a leading Israeli designer, manufacturer and marketer of containers, packaging materials and related products, reported today its consolidated financial results for the year 2004. Ordinary Shares were traded till November 30, 2004 on the American Stock Exchange (AMEX:KML).

I.       FINANCIAL RESULTS
         -----------------

The financial results for the year 2004 were primarily influenced by the following factors:


     o This year has been characterized by improvements in the Israeli economy which has been expressed in many fields of economic activity, particularly, growth in the export and local market demand. Such improvements have had a positive impact on our activities in contrast to the recession that occurred from September 2000 to December 2003.

          o Improvement in local demand for customer goods and private consumption.

          o Slight increase in the industrial exports to the United States and Europe.

          o Growth in the gross national product that exceeded forecasts, mainly because of the growth in the business products.

     o Decreased tendency in the pace of growth of the Israeli economy in the second half, compared to the beginning of the year.

     o There was a growth in the volume of the Hi-Tech export, which encouraged industrial productivity.

     o    Considerable increase in the cost of raw materials and energy costs.

Carmel's results for 2004 improved compared to those of 2003. This improvement was the result of increased sales, which positively influenced all other parameters of our business, including gross profit and net profit. There has also been a moderate improvement in the average sales prices of our products. The economic improvement in Israel has only mildly affected the levels of selling prices, which were relatively low at the beginning of the year, as a result of the recession in the local Israeli market in previous years with a moderate increase tendency during the year. The raw material prices had a tendency to increase, that began in the second half of 2003 and intensified in 2004. That tendency affected the profitability of the company.

The New Israeli Shekel ("NIS") revaluated by 1.6% against the U.S. Dollar in 2004, as compared to 7.6% during 2003. The rate of inflation in Israel in 2004 was 1.2% as compared to a rate of deflation of 1.9% in 2003

The rate of exchange of NIS amounts to U.S. dollars as of December 31, 2004, was NIS 4.308 to $1. As a result, the amounts presented in U.S. dollars in 2003 are different from the U.S. dollar amounts previously published by the Company with respect to such period.

Revenues in 2004 were NIS 398.0 million ($ 92.4 million), compared to NIS 350.0 million, ($ 81.2 million) for 2003. Revenues in the fourth quarter of 2004 were NIS 105.1 million ($ 24.4 million), compared to NIS 89.1 million ($ 20.7 million) in the fourth quarter of 2003. The increase in sales in 2004, resulted primarily from an increase in the volume of sales and an increase in the selling prices.

Gross profit for 2004 was NIS 54.3 million ($ 12.6 million), representing 13.6% of sales, as compared to NIS 35.7 million ($ 8.3 million), representing 10.2% of sales, for 2003. Gross profit in the fourth quarter of 2004 was NIS 13.9 million ($3.2 million), representing 13.2% of sales, compared to NIS 11.7 million ($2.7 million), representing 13.2% of sales in the fourth quarter of 2003.

Operating income before financial expenses was NIS 17.9 million ($4.2 million) representing 4.5% of sales, compared to NIS 0.6 million ($0.1 million), representing (0.2%) of sales for 2003. Operating income before financial expenses in the fourth quarter of 2004 was NIS 4.9 million ($1.1 million), representing 4.7% of sales, compared to an operating income before financial expenses of NIS 2.7 million ($0.6 million) representing 3.0% of sales in the fourth quarter of 2003.

Net financial expenses for 2004 were NIS 3.6 million ($0.8 million), representing 0.9% of sales, compared to NIS 5.2 million ($1.2 million), representing 1.5% of sales, for 2003. Net financial income for the fourth quarter of 2004 were NIS 0.7 million ($0.2 million), representing 0.6% of sales, as compared to expenses of NIS 1.5 million ($0.4 million), representing 1.7% of sales for the fourth quarter of 2003.

Other net income, for 2004 was NIS 2.5 million ($0.6 million), compared to a net income of NIS 0.1 million ($0.0 million) during 2003.

Income before taxes for 2004 was NIS 14.5 million ($3.4 million), representing 3.6% of sales, compared to a loss before taxes of NIS 4.5 million ($1.0 million) for 2003, representing 1.3% of sales during that period. Pretax income in the fourth quarter of 2004 was NIS 5.7 million ($1.3 million), representing 5.4% of sales, compared to a loss before taxes of NIS 1.2 million ($0.3 million) representing 1.3% of sales in the fourth quarter of 2003.

Taxes on income for 2004 were NIS 3.5 million ($0.8 million), compared with an income tax benefit of NIS 2.6 million ($0.6 million) for 2003. The income tax for the fourth quarter of 2004 was NIS 1,607 thousand ($373 thousand), compared to a tax benefit of NIS 589 thousand ($137 thousand) in the fourth quarter of 2003.

Net income for 2004 was NIS 10.5 million ($2.4 million), representing 2.6% of sales, compared to a net loss of NIS 1.8 million ($0.4 million), representing 0.5% of sales for 2003. The net income in the fourth quarter of 2004 was NIS 4.0 million ($0.9 million), representing 3.8% of sales, as compared to a net income of NIS 1.7 million ($0.4 million), representing 1.9% of sales in the fourth quarter of 2003.

Income per share for 2004 was NIS 4.38 ($1.02), compared to a net loss per share of NIS 0.77 ($0.18) for 2003. The income per share in the fourth quarter of 2004 totaled NIS 1.64 ($0.38), compared to a income per share of NIS 0.72 ($0.17) for the fourth quarter of 2003.

The Company's positive cash flow from operating activities in 2004 was NIS 26.7 million ($6.2 million), compared to a positive cash flow of NIS 3.2 million ($0.7 million) for 2003. Depreciation and amortization in 2004 were NIS 18.5 million ($4.3 million), compared to NIS 23.8 million ($5.5 million) in 2003.

In 2004, the positive net cash flow financed net repayment of NIS 19.2 million ($4.4 million), of long and short term debt and the Company's acquisition of NIS
5.2 million ($1.2 million) of fixed assets.

In view of the crucial impact of the political and economic situation in Israel on the Company's financial results, the Company's management continues to take significant measures to reduce costs in all areas in order to improve the financial results.

                                    *  *  *  *

           Forward-looking statements with respect to the Company's business, financial condition and results of operations contained in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, the impact of competitive pricing as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                         Carmel Containers Systems Ltd.
                   Consolidated Unaudited Statement of Income


                          Year Ended December 31, 2004
                          ----------------------------


------------------------------ ------------------------------------- ---------------------
                                               NIS                       U.S. Dollars
                                In millions, except per share data       In millions
------------------------------ ------------------- ----------------- ---------------------
                                    December           December            December
                                   31, 2003(*)         31, 2004            31, 2004
------------------------------ ------------------- ----------------- ---------------------
Net sales                            NIS 350.0         NIS 398.0        $      92.4
------------------------------ ------------------- ----------------- ---------------------
Gross profit                              35.7              54.3               12.6
------------------------------ ------------------- ----------------- ---------------------
Operating income (loss)                    0.6              17.9                4.2
------------------------------ ------------------- ----------------- ---------------------
Net income (loss)                         (1.8)             10.5                2.4
------------------------------ ------------------- ----------------- ---------------------
Weighted average shares              2,400,000         2,400,000          2,400,000
------------------------------ ------------------- ----------------- ---------------------
Net income (loss) per share          NIS (0.77)        NIS  4.38        $      1.02
------------------------------ ------------------- ----------------- ---------------------


                             Fourth quarter of 2004
                             ----------------------

------------------------------ ------------------------------------- ---------------------
                                               NIS                       U.S. Dollars
                                In millions, except per share data       In millions
------------------------------ ------------------- ----------------- ---------------------
                                 Fourth quarter      Fourth quarter    Fourth quarter,
                                    2003 (*)            2004                 2004
------------------------------ ------------------- ----------------- ---------------------
Net sales                          NIS   89.1          NIS  105.1       $       24.4
------------------------------ ------------------- ----------------- ---------------------
Gross profit                             11.7                13.9                3.2
------------------------------ ------------------- ----------------- ---------------------
Operating income                          2.7                 4.9                1.1
------------------------------ ------------------- ----------------- ---------------------
Net income                                1.7                 4.0                0.9
------------------------------ ------------------- ----------------- ---------------------
Weighted average shares             2,400,000           2,400,000          2,400,000
------------------------------ ------------------- ----------------- ---------------------
Net income per share               NIS  (0.72)         NIS   1.64       $       0.38
------------------------------ ------------------- ----------------- ---------------------


     Translation of NIS to US Dollars is at the exchange rate of NIS 4.308 to U.S.$1.00, reflecting such exchange rate at December 31, 2004.


(*) All amounts reported in 2003 are NIS adjusted for the effects of the changes in the general purchasing power of the Israeli currency based on the Israeli Consumer Price Index.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        CARMEL CONTAINER SYSTEMS LTD.




Date     February 24, 2005              By   /s/ Nestor Szwarcberg
                                             -----------------------------------
                                             Name:    Nestor Szwarcberg
                                             Title:   Chief Financial Officer